Exhibit 12.1

AMERICAN CAPITAL, LTD. Computation of Ratio of Earnings to Fixed Charges ($ in millions) (unaudited)
	Year Ended December 31,
	2015	2014	2013	2012	2011
Net (loss) earnings before taxes
Net (loss) earnings	$(187)	$434	$184	$1,136	$974
Tax provision (benefit)	152	64	53	(21)	(428)
Net (loss) earnings before taxes	$(35)	$498	$237	$1,115	$546
Fixed charges
Interest expense	$79	$54	$44	$59	$90
Rent expense interest factor(A)	3	3	3	3	3
Total fixed charges	$82	$57	$47	$62	$93
Net earnings available to cover fixed charges	$47	$555	$284	$1,177	$639

Ratio of earnings to fixed charges(B)	0.6	9.7	6.0	19.0	6.9

A.	Represents a reasonable approximation of the interest factor included in rent expense.

B.
Earnings include the net change in unrealized appreciation or depreciation. Net change in unrealized appreciation or depreciation can vary substantially from year to year. Excluding the net change in unrealized appreciation or depreciation, the earnings to fixed charges ratio would be (1.7), 6.8, 4.3, 2.7 and (2.1) for the five years ended December 31, 2015, respectively.